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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

Re:	Warner Chilcott Limited Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 8, 2008
File No. 001-33039

September 15, 2009

Jeffrey Riedler, Assistant Director

Scot Foley, Staff Attorney

Suzanne Hayes, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

Warner Chilcott plc (as successor to Warner Chilcott Limited, the “Company”) has received the Staff’s comment contained in a letter to the Company dated September 2, 2009. Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is set forth in italics before the response.

Item 1. Business, page 1

Manufacturing, Supply and Raw Materials, page 11

1.	Staff’s comment: We note your response to Comment 2. As more than 10% of your revenues are dependent from the sale of DORYX, it remains our presumption that you are substantially dependent on the manufacturing agreement with Mayne Pharma International Pty. Ltd. We do not consider the illustrative examples cited in your response to be exhaustive. However, our presumption is rebuttable. For example, if you believe you could easily replace Mayne with other parties able to manufacture DORYX, we would be more inclined to concur that you are not substantially dependent on this agreement. Therefore, our comment is reissued. Please either continue to file the agreement as an exhibit or present us with a further analysis supporting your determination that you are not substantially dependent on the agreements, including whether or not you believe another third-party manufacturer for DORYX could be easily found and the basis for this belief.

Response: The Company respectfully submits that it continues to disagree with the Staff’s interpretation of Item 601(b)(10)(i) and its view that the Company’s agreement with Mayne regarding DORYX is required to be filed as an exhibit to the Company’s SEC filings. However, in the interest of resolving this matter, the Company will continue to file the DORYX

Jeffrey Riedler	September 15, 2009	pg. 2

agreement and any material amendment to the DORYX agreement for so long as revenues from DORYX comprise more than 10% of the Company’s revenues.

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have general questions or comments, please contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

cc:	Izumi Hara

Ryan Sullivan